FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Strobel, Pamela B.	2. Issuer Name and Ticker or Trading Symbol Exelon Corporation (EXC)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Executive Vice President
(Last) (First) (Middle) 10 South Dearborn Street, 37th Floor	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 11/07/02
(Street) Chicago, IL 60603		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	11/7/2002		G	V	242	D		12,036(1)	D
Common Stock								16,940(2)	I	By Stock Deferral Plan
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Deferred Comp. - Phantom Shares	1 for 1									Common Stock	1,267		1,267(3)	D
NQ Stock Options 07-22-1998	$37.64								07/22/08(4)	Common Stock	19,000		19,000	D
NQ Stock Options 01-25-1999	$37.64								01/24/09(5)	Common Stock	28,500		28,500	D
NQ Stock Options 01-25-2000	$39.92								01/24/10(6)	Common Stock	33,250		33,250	D
NQ Stock Options 01-25-2000	$59.50								10/19/10(7)	Common Stock	89,000		89,000	D
NQ Stock Options 01-28-2002	$46.92								01/27/12(8)	Common Stock	60,000		60,000	D

Explanation of Responses:

(1) Inlcudes 188 shares acquired through dividend reinvestment.
(2) Includes 302 shares acquired through dividend reinvestment.
(3) Represents phantom shares held as of Nov. 1, 2002 in a multi-fund deferred compensation account to be settled upon the reporting person's termination of employment for any reason. Shares are acquired through regular periodic contributions and the reinvestment of dividends.
(4) Stock options vest in 1/3 increments on the anniversary of the grant date (referenced in column 1.)
(5) Stock options vest in 1/3 increments on the anniversary of the grant date (referenced in column 1.)
(6) Stock options vest in 1/3 increments on the anniversary of the grant date (referenced in column 1.)
(7) Stock options vest in 1/3 increments on the anniversary of the grant date (referenced in column 1.)
(8) Stock options vest in 1/3 increments on the anniversary of the grant date (referenced in column 1.)

By: /s/ Pamela B. Strobel **Signature of Reporting Person	11/08/2002 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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